As filed with the Securities and Exchange Commission on January 27, 1998.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                    Report of Change in Majority of Directors


                        Pursuant to Rule 14f-1 under the
                         Securities Exchange Act of 1934




                                PARACELSIAN, INC.
             (Exact name of registrant as specified in its charter)


Delaware                                  0-19844                56-1399565
--------                                  -------                ----------
(State or other                           (Commission            (IRS Employer
jurisdiction of                           File Number)           Identification
incorporation)                                                   Number)


   222 Langmuir Laboratories, Cornell Technology Park, Ithaca, New York 14850
   --------------------------------------------------------------------------
         (Address, including zip codes, of principal executive offices)


                                 (607) 257-4224
                                 --------------
              (Registrant's telephone number, including area code)

                                PARACELSIAN, INC.
                            222 Langmuir Laboratories
                             Cornell Technology Park
                             Ithaca, New York 14850

                            Telephone: (607) 257-4224

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

         On January 14, 1998, the Board of Directors of Paracelsian (the "Corporation") entered into a stock purchase agreement (the "Purchase Agreement") whereby the Corporation issued 3,571,429 new shares of the common stock of the Corporation, par value $0.01 per share (the "Common Stock") to Biomar International, Inc., a Delaware corporation ("Biomar"), which constitutes approximately twenty four percent (24%) of all of the then issued and outstanding capital stock of the Corporation. At the close of business on January 15, 1998, there were 14,871,296 shares of the Common Stock issued and outstanding. Under the Purchase Agreement, Biomar also received warrants to purchase up to an additional $520,000 in common stock, in increments of at least $100,000, at a per share price equal to $0.175 (the "Warrants"). The source of the consideration used by Biomar to acquire the Common Stock of the Corporation was a line of credit made in the ordinary course of business by a financial institution whose identity is omitted pursuant to the rules of the Securities and Exchange Commission ("SEC").

         The Purchase Agreement also provided for the resignation of the Board of Directors serving on January 14, 1998 and the appointment of Biomar's nominees to the Board of Directors of the Corporation (the "Board"). Effective on January 14, 1998, all of the Board members other than the Chairman, Mr. Theodore P. Nikolis, resigned immediately and T. Nelson Campbell, the Chairman of the board of directors of Biomar, was appointed to the Board. Under the rules of the SEC, Biomar is required to give this notice to the shareholders of the Corporation not less than 10 days prior to the date that it appoints the persons who will constitute a majority of the Board. Upon satisfaction of the requirements of the SEC rules, Mr. Nikolis will also resign as a director of the Corporation. The shareholders will not vote on the appointments of the directors identified in this Notice but all directors so appointed will be subject to election at the next annual meeting of the shareholders at which point the directors will be divided into three approximately equal classes with terms staggered over three years.

                       BENEFICIAL OWNERSHIP OF SECURITIES

         To the Corporation's knowledge, as of January 15, 1998, listed below are the only shareholders of the Corporation that owned more than five percent of the Common Stock. The following table sets forth certain information as to these shareholders:

                                      Shares                  Percent of
         Shareholder's Name           Currently               Common Stock
         and Address (1)              Beneficially Owned      Beneficially Owned
         ---------------              ------------------      ------------------

Biomar International, Inc.            3,571,429               24.02%
100 Europa Drive, Suite 599
Chapel Hill, North Carolina 27514

T. Colin Campbell                     3,809,180               25.61%
26 Beckett Way
Ithaca, New York 14850

T. Nelson Campbell                    3,856,179               25.93%
100 Europa Drive, Suite 599
Chapel Hill, North Carolina 27514

         (1) Dr. Campbell and Mr. Campbell are the principal shareholders of Biomar and their total shares beneficially owned include the shares of Common Stock owned by Biomar.

         The following table shows, as of January 15, 1998, the number of shares of Common Stock owned by each director and proposed director and by all directors and principal officers of the Corporation as a group:

                                            Shares                       Percent of
Name and Address of                         Currently                    Common Stock
Beneficial Owner                            Beneficially Owned (1)       Beneficially Owned
----------------                            ----------------------       ------------------

T. Colin Campbell                           3,809,180                    25.61%
26 Beckett Way
Ithaca, New York 14850

T. Nelson Campbell                          3,856,179                    25.93%
100 Europa Drive, Suite 599
Chapel Hill, North Carolina 27514

Lianping He                                    -0-                       -
88 9th Avenue
New York, New York 10011

Bernard M. Landes                              -0- (2)                   -
700 Warren Road Apt. 24-3C
Ithaca, New York 14850

Robert A. Buchanan, MD                         -0-                       _
3045 Foxcroft Road
Ann Arbor, Michigan 48104

All Directors and
 Principal
Officers as a Group
 (5 persons)                                4,193,044                    28.20%

         (1) To the Corporation's knowledge, each person has sole voting and investment power over the Common Stock shown as beneficially owned by such person, except for the following Shares which the individual indicates that he or she shares voting and/or investment power: Dr. Colin Campbell - 3,697,513 shares; Mr. Nelson Campbell - 3,571,143 shares; and directors and principal officers as a group - 3,697,513 shares.

         (2) Mr. Landes will receive 100,000 shares of Common Stock as a part of his compensation as President and Chief Executive Officer of the Corporation. See: "Chief Executive Officer Employment Agreement."

                                   MANAGEMENT
Directors

         Listed below is the continuing director, T. Nelson Campbell, and the names of the proposed directors, together with their ages at December 31, 1997, and their principal occupations during the past five years.

        Name and Age                   Principal Occupation Over Last Five Years
        ------------                   -----------------------------------------

T. Colin Campbell          63          Jacob   Gould   Schurman   Professor   of
                                       Nutritional Sciences, Cornell University,
                                       Ithaca, NY; Founder and Director, Pacific
                                       Health Laboratories (Nasdaq Symbol PHLI) since 1995; Founder and Director, Biomar
                                       International,  Inc.,  Chapel Hill, North
                                       Carolina.

T. Nelson Campbell         33          Chairman,  Biomar  International,   Inc.,
                                       Chapel Hill,  North  Carolina since 1996;
                                       prior    to   that,    Vice    President,
                                       Paracelsian,  Inc.  from  1995  to  1996;
                                       prior   to   that,   President,   Pacific
                                       Liasons,  Ithaca,  NY (until  its  merger
                                       into  Paracelsian  in 1995)  since  1991;
                                       prior   to   that,    Senior    Valuation
                                       Associate,  Empire Valuation,  Rochester,
                                       NY.

Lianping He                50          President,  Chinese  Service  Center  for
                                       Scholarly  Exchange,  Inc. and President,
                                       New York Service Center for Chinese Study
                                       Fellows,  Inc. since 1995; prior to that,
                                       Director,  Chinese Education  Association
                                       for   International   Exchange  and  Vice
                                       President,  Chinese  Service  Center  for
                                       Scholarly  Exchange,   both  of  Beijing,
                                       China   since   1993;   prior   to  that,
                                       Director, US-China Education Exchanges and First Secretary, Chinese Embassy,
                                       Washington, D.C.

Bernard M. Landes          48          Vice   President  and  General   Manager,
                                       Alacer  Corporation,  Foothill  Ranch, CA
                                       (manufacturer  of  dietary   supplements)
                                       since  1995;  prior to that,  Director of
                                       Marketing,     Health    Valley    Foods,
                                       Irwindale, CA (manufacturer of natural foods).

Robert A. Buchanan, MD     65          Medical       Consultant,       Dainippon
                                       Pharmaceutial  U.S.A. Group,  Teaneck, NJ
                                       since    1996;    Medical     Consultant,
                                       IBRD-Rostrum  Global,  Inc.,  Irvine,  CA
                                       from 1992 to 1997; prior to that, Medical
                                       Consultant,   Mylan   Pharmaceutial  Co.,
                                       Morgantown,  West  Virginia  from 1992 to
                                       1994.

         Other than Dr. Campbell and Mr. Campbell, who are father and son, no proposed director or principal officer is related to another director or officer. Other than Dr. Campbell, no proposed director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

CHIEF EXECUTIVE OFFICER EMPLOYMENT AGREEMENT

         The  Corporation  entered into an  employment  contract with Bernard M.
Landes (the "Officer") to be President and Chief Executive Officer of the Corporation as of January 15, 1998 (the "Agreement"). The initial employment term under the Agreement is for one year. On each anniversary of the effective date of the Agreement, the term of the Agreement shall automatically be extended for an additional one year period beyond the then effective expiration date unless written notice from the Corporation or the Officer is received 90 days prior to the anniversary date advising the other that the Agreement shall not be further extended. In addition, the Officer has the option to terminate the Agreement upon sixty days' written notice to the Corporation. Under the Agreement, the Officer receives an annual cash salary, with annual adjustments and discretionary bonuses as determined by the Board. The Officer's compensation pursuant to the Agreement for 1997 is $175,000 and he is eligible for a bonus of up to $50,000. The Officer was also granted 100,000 shares of the Common Stock and granted options to acquire an additional 500,000 shares provided certain performance criteria are satisfied. Under the Agreement, the Officer is entitled to all fringe benefits which are generally provided by the Corporation for its employees.

CERTAIN TRANSACTIONS

         In 1997, Biomar paid $25,000 to the Corporation to purchase the newsletter assets of the Corporation.

                                   SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Paracelsian, Inc.


                            By: /s/ Bernard M. Landes
                               -------------------------------
                                    Bernard M. Landes
                                    President
                                    and Chief Executive Officer

                            Date:   January 27, 1998